

CONTACT:
Anita Vazquez
8x8, Inc.
(408) 727-1885
Anita.Vazquez@8x8.com

8x8 ANNOUNCES FOURTH QUARTER AND FISCAL YEAR END 2003 RESULTS

SANTA CLARA, Calif. (May 29, 2003) – 8x8, Inc. (Nasdaq: EGHT) today announced financial results for its fourth quarter and fiscal year ended March 31, 2003.

Total revenues for the fourth quarter of fiscal 2003 were $2.9 million, compared with $2.2 million for the same period of the prior year. The net loss for the quarter, including restructuring charges and other non-cash items, was $3.8 million, or $0.13 per share, compared with a net loss of $3.1 million, or $0.11 per share for the same period last year.

Total revenues for the year ended March 31, 2003 were $11 million, compared with $14.7 million for fiscal 2002. The net loss for fiscal 2003, including restructuring charges and other non-cash items, was $11.4 million, or $0.40 per share, compared with a net loss of $9.1 million, or $0.33 per share for fiscal 2002.

For detailed financial results and other disclosures, see 8x8's Annual Report on Form 10-K for the year ended March 31, 2003 as filed with the Securities and Exchange Commission on May 29, 2003.

About 8x8, Inc.
8x8, Inc. offers the Packet8 broadband telephone service (www.packet8.net), consumer videophones, hosted iPBX solutions (through its subsidiary Centile, Inc.), and voice and video semiconductors and related software (through its subsidiary Netergy Microelectronics, Inc.). For more information, visit 8x8's web site at www.8x8.com.

Editors: 8x8 is a trademark of 8x8, Inc.

Financial Tables To Follow

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended March 31,		Twelve Months Ended March 31,	
	2003	2002	2003	2002
Product revenues	$ 1,875	$ 1,364	$ 5,739	$ 6,044
License and other revenues	1,032	857	5,264	8,647
Total revenues	2,907	2,221	11,003	14,691
Cost of product revenues	1,068	651	2,781	2,626
Cost of license and other revenues	624	41	1,509	197
Total cost of revenues	1,692	692	4,290	2,823
Gross profit	1,215	1,529	6,713	11,868
Operating expenses:				
Research and development	1,540	2,705	7,835	12,559
Selling, general and administrative	1,383	1,956	7,441	8,560
Restructuring and other charges	2,097	-	3,437	-
Amortization of intangibles	-	191	-	763
Total operating expenses	5,020	4,852	18,713	21,882
Loss from operations	(3,805)	(3,323)	(12,000)	(10,014)
Other income, net	27	218	597	145
Provision for income taxes	-	15	-	15
Net loss before extraordinary gain	(3,778)	(3,120)	(11,403)	(9,884)
Extraordinary gain on extinguishment of debt, net	-	-	-	779
Net loss	$ (3,778)	$ (3,120)	$ (11,403)	$ (9,105)
Net loss per share before extraordinary gain:				
Basic and Diluted	$ (0.13)	$ (0.11)	$ (0.40)	$ (0.36)
Net income per share on extraordinary gain from extinguishment of debt:				
Basic and Diluted	$ -	$ -	$ -	$ 0.03
Net loss per share after extraordinary gain:				
Basic and Diluted	$ (0.13)	$ (0.11)	$ (0.40)	$ (0.33)
Weighted average number of shares:				
Basic and Diluted	28,460	28,156	28,386	27,271

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

		March 31, 2003		March 31, 2002
ASSETS				
Current assets:				
Cash and cash equivalents	$	3,371	$	12,422
Short-term investments		208		-
Accounts receivable, net		1,290		1,239
Inventory		352		733
Other current assets		595		612
Total current assets		5,816		15,006
Property and equipment, net		841		2,740
Intangibles and other assets		48		1,907
	$	6,705	$	19,653
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	652	$	548
Accrued compensation		847		921
Accrued warranty		477		478
Deferred revenue		545		2,421
Other accrued liabilities		1,125		958
Income taxes payable		226		280
Total current liabilities		3,872		5,606
Contingently redeemable common stock		669		813
Total stockholders' equity		2,164		13,234
	$	6,705	$	19,653